Exhibit 12.1

Digital River, Inc.

 Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years ended December 31					Nine months ended September 30, 2005
	2000	2001	2002	2003	2004
Net Income (Loss) from operations as reported	$(40,112)	$(20,103)	$(916)	$16,298	$34,762	$47,879
Add: Fixed charges	84	137	165	235	2,094	2,279

Earnings as defined	(40,028)	(19,966)	(751)	16,533	36,856	50,158

Fixed charges	84	137	165	235	2,094	2,279

Ratio of earnings to fixed charges(1)	—	—	—	70.5	17.6	22.0

(1)                                  The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2000 through 2002 by amounts equal to the net loss for the period.